

January 6, 2012

Via E-mail
Henry J. Herrmann
Chief Executive Officer and Chairman of the Board
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

>   **Re: Waddell & Reed Financial, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-13913**

Dear Mr. Hermann:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to the Consolidated Financial Statements, page 55

Note 2 – Summary of Significant Accounting Policies, page 55

Derivatives and Hedging Activities, page 59

1.   You have disclosed your accounting for derivatives and hedging activities in your significant accounting policies; however, it is not clear whether you have or had any derivatives in the years presented. Please clarify and revise your future filings to provide the disclosures required by ASC 815, as applicable.

Note 4 – Investment Securities, page 60

2.   We note that you have U.S. Treasury bills classified as AFS securities for which you have not recognized any unrealized gains or losses. Please tell us the reason for this and, if the unrealized gains or losses are immaterial, please disclose this fact.

3.   We note your fair value disclosures (Level 1, 2 and 3) related to your investment securities on page 62. Please revise your future filings to disaggregate this disclosure by major security type (e.g., similar to the table that has been provided for your investment securities). Please also disclose your valuation techniques and inputs for each class of assets.

Note 18 – Contingencies, page 82

4.   With respect to the legal matter discussed on page 82, we note your disclosure that you are unable to currently estimate the exposure that this matter may represent and accordingly have not recorded a liability in your financial statements. To the extent that you believe there is at least a *reasonable possibility* that a loss may have been incurred, please revise your future filings to disclose an estimate of the *possible* loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50. To the extent that such an estimate cannot be made, please consider providing additional information about the contingency, including the amount of monetary damages claimed by the plaintiffs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela Connell for

Stephanie Hunsaker
Senior Assistant Chief Accountant